40-33
811-6463
Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
SEP 13 2005
WASH. D.C. 213 SECTION


05064666

September 7, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Notice of Docketing Appeal** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
SEP 29 2005
THOMSON

...Parthasarathy v. AIM\Correspondence\L-090705SEC.doc

United States Court of Appeals

For the Seventh Circuit

Chicago, Illinois 60604

NOTICE OF DOCKETING APPEAL

Appeal No.: 05-3548 Date: September 1, 2005

TO: Frank N. Gundlach, Esq.
ARMSTRONG TEASDALE
Suie 2600
211 N. Broadway
One Metropolitan Square
St. Louis, MO 63102-2740

Counsel of Record for the following Appellee(s):
(This court's practice is to only list the first five parties per side.)

Aim International Funds, Incorporated

T Rowe Price International Incorporated

T Rowe Price International Funds Incorporated

Caption:
T. K. PARTHASARATHY, EDMUND WOODBURY, STUART A. SMITH, et al.,
Plaintiffs - Appellants

v.

T ROWE PRICE INTERNATIONAL FUNDS INCORPORATED, a corporation, T ROWE PRICE INTERNATIONAL INCORPORATED, ARTISAN FUNDS, INCORPORATED, a corporation, et al.,
Defendants - Appellees

District Court Information:
No. 03 C 673
Judge David R. Herndon
Southern District of Illinois

Date Notice of Appeal filed in District Court: 8/27/05
Date Appeal docketed in Court of Appeals: 8/30/05

Current Fee Status: pd

Pending Deadlines:

Fee:	
Appellant's Brief:	10/11/05
Docketing Statement:	9/6/05
Transcript Information Sheet:	9/9/05

NOTE: This notice is issued to counsel of record, in furtherance of the revised Circuit Rule 3(d), to provide necessary information regarding this appeal. Please verify this notice for accuracy. Counsel are encouraged to provide a fax and/or e-mail address to the court. If any corrections are necessary, please indicate those corrections on this notice and return it to the Clerk's Office within ten days.
THIS NOTICE SHALL NOT ACT AS A SUBSTITUTE FOR MOTIONS FOR NON-INVOLVEMENT/SUBSTITUTION OF COUNSEL. COUNSEL ARE STILL REQUIRED TO FILE THE APPROPRIATE MOTIONS.
(1229-032897)

United States Court of Appeals
For The Seventh Circuit

NOTICE FOR CIVIL CASES

The docketing of an appeal in this court requires litigants and their counsel to comply with several requirements and rules. This notice will call your attention to certain initial steps that you must take at the outset of the appeal process, but the ***Practitioner's Handbook For Appeals to the United States Court of Appeals for the Seventh Circuit*** should always be consulted to make sure you comply with all rules and court procedures. The full text of the most current versions of the Handbook, the Circuit Rules, the Federal Rules of Appellate Procedure, court forms and checklists are available at www.ca7.uscourts.gov or can be obtained from the clerk's office on request. Rules are periodically revised. Counsel and parties are reminded to always check the most current rules (most recently amended 12/1/01), in particular **Cir. Rule 3(c), Cir. Rule 26.1 and Fed. R. App. P. 26.1, 28, and 32.**

Cir. Rule 26.1 requires that all attorneys for non-governmental parties file a **Disclosure Statement** providing the names of all law firms whose partners or associates have appeared for the party or amicus in the case (including proceedings in the district court) or are expected to appear in this court, as well as the corporate party information required by Fed. R. App. P. 26.1. This statement must be filed within 21 days of docketing the appeal or at the same time that any filing is made in this court, whichever is earlier. The court will not act on any motion or other filing by a party until a disclosure statement is filed. A form for the disclosure statement is attached to this notice and may be used or copied. *Pro se* parties are not obligated to file a disclosure statement.

The appellant must file a separate **Docketing Statement** (which must comply with the provisions of Circuit Rule 28(a)) with the clerk of this court immediately, unless it has already been filed with the notice of appeal in the district court. Cir. Rule 3(c).

Pursuant to Fed. R. App. P. 10(b), the appellant or counsel must order the necessary portions of the transcript (using the form prescribed by Circuit Rule 10(c)) within 10 days after the notice of appeal has been filed, and make satisfactory arrangements with the court reporter for payment of the cost involved.

This Court does not routinely issue scheduling orders in civil appeals. The appellant's brief and required short appendix are due 40 days from the docketing date in this Court regardless of the completeness of the record, unless the Court orders otherwise. Fed. R. App. P. 31(a), Cir. Rule 31(a). Motions for extension of time are not favored and must, if filed, strictly comply with the requirements of Cir. Rule 26. Before filing a brief or appendix, please check carefully to make sure that it is timely and complies with all requirements of the following rules:

1.	Fed. R. App. P. 28 & C.R. 28	(contents of briefs)
2.	Circuit Rule 28(a) or (b)	(jurisdictional statements)
3.	Fed. R. App. P. 32(a) & C.R. 32	(form, length & size of type in briefs)
4.	Circuit Rule 26.1; Fed. R .App. P. 26.1	(disclosure statement)
5.	Circuit Rule 31(b) & (e)	(number of briefs required)(digital copy)
6.	Fed. R. App. P. 30 & C.R. 30	(appendices)
7.	Fed. R. App. P. 25(d)	(proof of services)

Counsel/parties are encouraged to check with the clerk's office at **(312)435-5850** if they have any questions. The staff is happy to provide guidance regarding the court's procedures and requirements.

Finally, a settlement conference pursuant to Fed. R. App. P. 33 may be requested. Most fully counseled civil appeals are eligible. Please direct your request, confidentially if you wish, to the Court's Settlement Conference Office at (312)435-6883.

NOTE: FAX FILINGS ARE NOT PERMITTED WITHOUT EXPLICIT PERMISSION FROM THE CLERK'S OFFICE.

rev. 12/01 AK

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: ________________

Short Caption: ____

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):

____

____

____

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

____

____

____

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

____

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

____

Attorney's Signature: ________________________________ Date: ________________

Attorney's Printed Name: ____

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). **Yes** ______ **No** ______

Address: ____

____

Phone Number: ________________________ Fax Number: ________________________

E-Mail Address: ____

rev. 11/01 AK

Notice

The appellant is reminded that counsel for the appellee must be served with a copy of all documents filed by him/her in the court of appeals. All filings with this court must contain a Proof of Service as required by Federal Rule of Appellate Procedure 25. Documents lacking a proof of service will not be considered by the court.